Exhibit 99.1

Rogers Communications Board Increases and Declares Dividend

Board Increases Annualized Dividend 5% to $1.92 Effective Immediately;

Quarterly Dividend of 48 Cents per Share Declared by Board Reflects Newly Established $1.92

per Share Annualized Dividend Payout Level

TORONTO, Jan. 29 — Rogers Communications Inc. (“Rogers”) announced that its Board of Directors has approved a 5% increase to the annualized dividend rate from $1.83 to $1.92 per Class A Voting and Class B Non-Voting share. Effective immediately, the new quarterly dividend rate will be 48 cents per share.

Following the approval of the dividend increase, the Rogers Board declared a 48 cent quarterly dividend on each of its outstanding Class A Voting shares and Class B Non-Voting shares. This quarterly dividend will be paid on April 1, 2015 to shareholders of record on March 13, 2015, and is the first quarterly dividend to reflect the newly increased $1.92 per share annualized dividend level. Such quarterly dividends are only payable as and when declared by Rogers’ Board and there is no entitlement to any dividend prior thereto.

About the Company:

Rogers is a leading diversified Canadian communications and media company. We are Canada’s largest provider of wireless voice and data communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services to consumers and businesses. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information:

Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com;